Progyny, Inc.

245 5th Avenue

New York, New York 10016

October 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Pam Howell, Special Counsel

Ruairi Regan, Staff Attorney

Rufus Decker, Accounting Branch Chief

Steve Lo, Staff Accountant

RE:                          Progyny, Inc.

Registration Statement on Form S-1

File No. 333-233965

Ladies and Gentlemen:

Progyny, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on October 24, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire and Alison Haggerty of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Alison Haggerty at (212) 479-6596.

* * * * *

Very truly yours,

PROGYNY, INC.

By:	/s/ David Schlanger
Name:	David Schlanger
Title:	Chief Executive Officer

cc:                                David Schlanger, Progyny, Inc.

Nicole C. Brookshire, Cooley LLP

Alison Haggerty, Cooley LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

[SIGNATURE PAGE TO ACCELERATION REQUEST]